For Immediate Release:           Contact:  Daniel F. Hennessey
08-22-95                                   Chief Financial Officer
                                           (215) 881-1525


                MORTGAGE AND REALTY TRUST OBTAINS
          HEARING DATE TO CONSIDER CONFIRMATION OF ITS
               PREPACKAGED PLAN OF REORGANIZATION


     ELKINS PARK, PA. August 23, 1995 -- At the request of Mortgage and Realty Trust (NYSE:MRT), the United States Bankruptcy Court for the Central District of California has scheduled a hearing date to consider confirmation of MRT's prepackaged plan of reorganization. The hearing is scheduled for September 22, 1995 at 10:00 a.m. (PST) and will be held before the Honorable Samuel L. Bufford. The company had overwhelming support in the consent solicitation in favor of the prepackaged plan of reorganization. Additionally, the United States Bankruptcy Court has entered an order setting September 13, 1995 as the last date for filing certain proofs of claim in MRT's chapter 11 bankruptcy case.

     MRT is a self-administered real estate investment trust with a portfolio of over 72 commercial, industrial and other real estate assets. MRT has offices in Elkins Park, Pennsylvania and Burbank, California.


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